EXPENSE REIMBURSEMENT AMENDMENT

This Expense Reimbursement Amendment, dated as of June 27, 2014 (the "Amendment"), to the Expense Reimbursement Agreement dated as of September 30, 2013 (the "Agreement"), between Pine Grove Alternative Fund (the "Fund") and Pine Grove Asset Management LLC (the "Adviser").

RECITALS

WHEREAS, the parties entered into the Agreement on September 30, 2013; and

WHEREAS, the parties desire to amend the Agreement; and

NOW, THEREFORE, the parties agree as follows:

1. Section 2 of the Agreement, excluding the current section heading, shall be replaced in its entirety with the following:

This Agreement shall terminate upon the termination of the Advisory Agreement, provided, however, that this Agreement shall not terminate in the event that the Advisory Agreement is terminated due to a change of control of the Adviser and a new investment advisory agreement with the Adviser becomes effective immediately upon such termination. The obligation of the Adviser under Section 1 of this Agreement shall survive the termination of the Agreement solely as to expenses and obligations incurred prior to the date of such termination.

2. Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

PINE GROVE ALTERNATIVE FUND

By: /s/Matthew Stadtmauer
Name: Matthew Stadtmauer
Title: Trustee

PINE GROVE ASSET MANAGEMENT LLC

By: /s/Matthew Stadtmauer
Name: Matthew Stadtmauer
Title: President and Chief Executive Officer